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                            May 3, 2022

       Barry Biffle
       President and Chief Executive Officer
       Frontier Group Holdings, Inc.
       4545 Airport Way
       Denver, CO 80239

                                                        Re: Frontier Group
Holdings, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed April 15,
2022
                                                            File No. 333-263467

       Dear Mr. Biffle:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 7, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-4 filed April 15,
2022

       Material U.S. Federal Income Tax Consequences of the Merger, page 161

   1. We note your response to prior comment 2. We believe that the tax consequences of the merger are material to
investors and therefore a tax opinion is required. Accordingly, please file a tax
opinion as an exhibit to the registration statement. Given the factual uncertainty as to
whether the control requirement will be met, counsel may render a
                                                           should    opinion as
described in Section III.C.4 of Staff Legal Bulletin No. 19.

             You may contact Yolanda Guobadia, Staff Accountant, at 202-551-3562 or Gus
       Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar,
 Barry Biffle
Frontier Group Holdings, Inc.
May 3, 2022
Page 2

Attorney-Advisor, at 202-551-3844 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.



                                                         Sincerely,
FirstName LastNameBarry Biffle
                                                         Division of
Corporation Finance
Comapany NameFrontier Group Holdings, Inc.
                                                         Office of Energy &
Transportation
May 3, 2022 Page 2
cc:       Mark M. Bekheit
FirstName LastName